SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                            --------------------

                                  FORM 6-K

                      Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16
                   of the Securities Exchange Act of 1934
                         For the Month of May 2006

                          -----------------------

                     AMERICAN ISRAELI PAPER MILLS LTD.
               (Translation of Registrant's Name into English)
                        P.O. Box 142, Hadera, Israel
                  (Address of Principal Corporate Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        |X|   Form 20-F   |_|   Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

     NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

     NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                              |_|   Yes         |X|   No

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

      Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated May 18, 2006 with respect to the Registrant's results of operations for the quarter ended March 31, 2006.

      Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant's Management Discussion with respect to the Registrant's results of operations for the quarter ended March 31, 2006.

      Attached hereto as Exhibit 3 and incorporated herein by reference are the Registrant's unaudited condensed consolidated financial statements for the quarter ended March 31, 2006.

      Attached hereto as Exhibit 4 and incorporated herein by reference are the unaudited condensed interim consolidated financial statements of Mondi Business Paper Hadera Ltd. and subsidiaries with respect to the quarter ended March 31, 2006.

      Attached hereto as Exhibit 5 and incorporated herein by reference are the unaudited condensed interim consolidated financial statements of Hogla-Kimberly Ltd. and subsidiaries with respect to the quarter ended March 31, 2006.

                                 SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          AMERICAN ISRAELI PAPER MILLS LTD.
                                          (Registrant)


                                          By: /s/ Lea Katz
                                              ----------------------------------
                                              Name:  Lea Katz
                                              Title: Corporate Secretary

Dated: May 22, 2006.

                               EXHIBIT INDEX

    Exhibit No.            Description
    -----------            -----------

         1.           Press release dated May 18, 2006.

         2.           Registrant's management discussion.

         3. Registrant's unaudited condensed consolidated financial statements.

         4. Unaudited condensed interim consolidated financial statements of Mondi Business Paper Hadera Ltd. and subsidiaries.

         5. Unaudited condensed interim consolidated financial statements of Hogla-Kimberly Ltd. and subsidiaries.

                                                                       EXHIBIT 1

                                             NEWS

                                             Client:  AMERICAN ISRAELI
                                                      PAPER MILLS LTD.

                                             Agency Contact:  PHILIP Y. SARDOFF

                                             For Release:     IMMEDIATE

                        AMERICAN ISRAELI PAPER MILLS LTD.
                   REPORTS FINANCIAL RESULTS FOR FIRST QUARTER

Hadera, Israel, May 18, 2006 - American Israeli Paper Mills Ltd. (ASE:AIP) (the "Company" or "AIPM") today reported financial results for the first quarter ended March 31, 2006. (The Company, its subsidiaries and associated companies - the "Group").

Since the Company's share in the earnings of associated companies constitutes a material component in the Company's statement of income (primarily on account of its share in the earnings of Mondi Business Hadera Paper (Mondi Hadera) and Hogla-Kimberly (H-K), the Company also presents the aggregate data which include the results of all the companies in the AIPM Group (including the associated companies whose results appear in the financial statements under "earnings from associated companies"), net of intercompany sales and without considering the rate of holding.

Aggregate group sales in the first quarter of 2006(January - March 2006) totaled NIS 783.2 million compared with NIS 685.7 million in the corresponding quarter last year (January - March 2005)and NIS 692.2 million in the last quarter of 2005 (October - December 2005).

Aggregate operating profit in the first quarter of 2006 totaled NIS 37.7 million compared with NIS 36.1 million in the corresponding quarter last year and NIS
23.8 million in the last quarter of 2005.

The consolidated data below does not include the results of operations of Mondi Hadera, H-K, Carmel Container Systems and TMM Integrated Recycling Industries, which are included in the Company's share in results of associated companies.

Consolidated sales in the first quarter of 2006 totaled NIS 131.5 million compared with NIS 121.8 million in the corresponding quarter last year and NIS
117.6 million in the last quarter of 2005.

Operating profit in the first quarter of 2006 totaled NIS 13.3 million compared with NIS 14.5 million in the corresponding quarter last year and NIS 11.3 million in the last quarter of 2005.

Net profit in the first quarter of 2006, before cumulative effect, totaled NIS
8.2 million compared with NIS 14.0 million in the corresponding quarter last year and NIS 8.6 million in the last quarter of 2005. Due to the adjustment of the accounts receivable balance at an associated company as at January 1,2006, according to the directives of Accounting Standard No. 25, a loss of 0.5 million was recorded in item "Cumulative effect as of the beginning of the period on account of a change in accounting principles" at an associated company, representing the company's share in the said loss. Due to the adoption of the standard, the net profit during the reported period, after accounting for the cumulative effect at beginning of period as mentioned above, totaled NIS 7.7 million.

Earnings per share (EPS) in the first quarter of 2006 totaled NIS 1.92 compared with NIS 3.51 for the corresponding quarter last year.

According to the directives of Accounting Standard 20 ("Goodwill and Intangible Assets") that was adopted for the first time during the reported period, the company allocated to the retained earnings at the beginning of the reported period, a sum of NIS 1.0 million as a result of the deletion of a negative goodwill balance.

The inflation rate in the first quarter of 2006 was 0.6% as compared with a negative inflation rate of -0.6% in the corresponding quarter last year.

The exchange rate of the NIS in the first quarter of 2006 was devaluated by approximately 1.3% against the U.S. dollar as compared with a devaluation of 1.2% in the corresponding quarter last year.

Mr. Avi Brener, Chief Executive Officer of the Company said that following the economic recovery in the Israeli market in 2005, the economic growth continued as well into the first quarter of 2006, along with a certain rise in activity and in demand for the Company's products. A partial recovery has also been recorded in the global economy.

The increase in energy prices (especially fuel oil and diesel) during 2005 continued in the first quarter of 2006 as well. This rise, which amounted to an average rise of 29% in diesel prices for transportation and a 78% rise in fuel oil prices, as compared with the first quarter of 2005, significantly affected the Group's operations and its financial results.
The rise in energy prices increased the Group's costs in the first quarter of the year by NIS 14 million in relation to the first quarter of 2005. Furthermore, the prices of the Group's principal raw materials - in its various operations -continued to rise and led to additional costs to the Group of NIS 25 million in the first quarter this year, as compared with the corresponding quarter last year.

The financial expenses during the reported period amounted to NIS 4.2 million, as compared with NIS 3.3 million in the corresponding period last year.

The cost of the transaction for hedging the CPI-linked liabilities against a rise in the CPI has risen to 1.8% per annum in 2006, as compared with 1.3% per annum in 2005 and resulted in an increase in costs related to the bonds.

Nevertheless, since the Consumer Price Index rose by an actual 0.6% during the first three months of the year, the hedging transaction rendered it possible to save additional financing costs of NIS 0.3 million.

These influences, in addition to the rise in the average interest rate due to rising interest rates in the economy, net of the impact of the devaluation during the reported period, resulted in a 30% increase in financial expenses in relation to the corresponding period last year.

The Company's share in the earnings of associated companies totaled NIS 1.8 million during the reported period, as compared with NIS 5.8 million in the corresponding period last year and as compared with NIS 1.9 million in the fourth quarter of 2005.

The following principal changes were recorded in the Company's share in the earnings of associated companies, in relation to the corresponding period last year:

         - The Company's share in the net profit of Mondi Hadera (49.9%) decreased by NIS 2.9 million. Most of the change in the profit originates from the NIS 6.5 million decrease in operating profit over the years, which originated from the rise in raw material, energy and water prices, the erosion of prices of imported paper due to fierce competition with imports and relatively low output capacity due to the rebuilding of the machine last year.

         - The Company's share in the net profit of H-K Israel (49.9%) decreased by NIS 1 million. H-k's operating profit grew from NIS 22.5 million to NIS 29.0 million this year, as a result of higher sales, coupled with improved efficiency. This was partially offset by the sharp rise in input prices (raw materials and energy). H-k's net profit from current operations grew by NIS 2.5 million in relation to last year, although due to an additional provision for taxes in the sum of NIS 4.5 million that was made at H-k this year, due to tax assessments for previous years received by the company, the Company's share in the earnings of Hogla Israel decreased by NIS 1.0 million in relation to the corresponding quarter last year.

         - The Company's share in the loss of KCTR Turkey (formerly Ovisan) (49.9%) fell by NIS 0.5 million, primarily due to the increased operating loss (NIS 2 million in relation to the corresponding quarter last year), resulting from expenses associated with the launch of KC premium products in the Turkish market (Kotex and Huggies), in line with the strategic plan for expanding operations in Turkey that began last year. The Kotex launch began in the first quarter and is progressing according to plan. The launch of Huggies diapers manufactured by the company in Turkey began in the second quarter.

         - The Company's share in the net profit of the Carmel Group (26.25%) grew by NIS 1.0 million. This increase resulted primarily from an increase in the operating profit as a result of a quantitative increase in sales, the rise in selling prices and the improved gross margin, which was partially offset by the rise in raw material and energy prices. Net profit also included capital gains from the sale of a real estate asset in Netanya that did not serve the operation in the last several years.

         -        The company's share in the loss of TMM (43.05%) grew by NIS
                  0.8 million, as a result of a provision for impairment of loans and long-term receivables in the sum of NIS 1.6 million, made by TMM during the reported period. The company's share in this provision amounts to NIS 0.5 million.

                  Moreover, in accordance with the directives of Accounting Standard 25, TMM has reduced its trade receivable balance as at January 1, 2006, by approximately NIS 1.1 million, as a result of its presentation in present value. The company's share in this adjustment amounts to NIS 0.5 million. TMM recorded an operating profit of NIS 0.3 million in the first quarter of the year, due to the significant rise in transportation costs(resulting from the significant 29% average increase in diesel prices as compared with the corresponding quarter last year) that were offset by the growth in operations and improved efficiency.

In April 2006, Maalot (the Israeli Securities Rating Company Ltd., an affiliate of Standard and Poor's, the entity responsible for credit rating in the Israeli market) had decided to re-affirm the existing rating of (AA-) to the series of notes issued by the Company in the past.

On March 7, 2006, TMM (an associated company) announced that the Israeli Securities Authority had addressed TMM with regard to an investigation the authority is conducting. At this stage, TMM is unable to estimate the impact of the investigation on the company.

A total of 18,350 ordinary shares were issued during the reported period (0.5% dilution), as a result of the exercise of 31,940 options as part of the Company's employee stock option plans.

Mr. Zvi Livnat was nominated as Chairman of the Board as of April 2, 2006. Mr. Livnat replaced Mr. Yerushalmi who has retired.

The Board of Directors decided that the Annual General Meeting of Shareholders will be held at the registered office of the Company on June 21, 2006. If the meeting is postponed, it will be held on June 28, 2006.

This report contains various forward-looking statements based upon the Board of Directors' present expectations and estimates regarding the operations of the Group and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact differ considerably from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company. The Company undertakes no obligation for publicly updating the said forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

                        AMERICAN ISRAELI PAPER MILLS LTD.
                               SUMMARY OF RESULTS
                             (UNAUDITED) except per
                                  share amounts

                          Three months ended March 31,

                               NIS IN THOUSANDS(1)

                                                                 2006                     2005
                                                                 ----                     ----

Net sales                                                      131,488                 121,778

Net earnings                                                     7,700*                 14,031

Basic Earnings per share                                          1.92*                   3.51

Fully diluted earnings per share                                  1.91*                   3.48

(1) New Israeli Shekel amounts are reported according to Accounting Standard No. 12 of the Israeli Accounting Standard Board (hereafter - Standard No. 12) - "Discontinuance of Adjusting Financial Statements for Inflation". The reported NIS under Standard No. 12 are nominal NIS, for transactions made after January 1, 2004.

* Including accumulated effect resulting from initially application of new accounting standards of NIS 461 thousands at net earning and NIS 0.11 at earning per share.

    The representative exchange rate at March 31, 2006 was N.I.S. 4.665 = $1.00.

(sec-Pres-21612)

                                                                       EXHIBIT 2

                                                               May 17, 2006

MANAGEMENT  DISCUSSION

We are honored to present the consolidated financial statements of the American Israeli Paper Mills Ltd. Group ("AIPM" or the "Company") for the first three months of the year 2006. The Company, its subsidiaries and associated companies
- the "Group".

A.   A DESCRIPTION OF THE GROUP'S BUSINESS
     -------------------------------------

     1.   GROUP DESCRIPTION
          -----------------

          AIPM deals in the manufacture and sale of paper, in the recycling of paper waste and in the marketing of office supplies - through subsidiaries. The Company also holds associated companies that deal in the manufacture and marketing of fine paper, in the manufacture and marketing of household paper products, hygiene products, disposable diapers and complementary kitchen products, corrugated board containers, packaging for consumer goods and the handling of solid waste.

          The company's securities are traded on the Tel Aviv Stock Exchange and on the American Stock Exchange (AMEX).

     2.   THE BUSINESS ENVIRONMENT
          ------------------------

          Following the economic recovery in the Israeli market in 2005, the economic growth continued as well into the first quarter of 2006, along with a certain rise in activity and in demand. A partial recovery has also been recorded in the o global economy.

          The rise in energy prices (especially fuel oil and diesel) that characterized 2005 continued in the first quarter of 2006 as well. This rise, which amounted to an average rise of 29% in diesel prices for transportation, and a 78% rise in fuel oil prices, as compared with the first quarter of 2005 significantly affected the Group's operations and its financial results.
          THE RISE IN ENERGY PRICES INCREASED THE GROUP'S COSTS IN THE FIRST QUARTER OF THE YEAR BY NIS 14 MILLION IN RELATION TO THE FIRST QUARTER OF 2005. FURTHERMORE, THE PRICES OF THE GROUP'S PRINCIPAL RAW MATERIALS - IN ITS VARIOUS OPERATIONS -CONTINUED TO RISE AND LED TO ADDITIONAL COSTS OF NIS 25 MILLION IN THE FIRST QUARTER THIS YEAR, AS COMPARED WITH THE CORRESPONDING QUARTER LAST YEAR.
          In the European paper industry a positive change is being noted, reflected by a better balance between the demand and supply of paper, which renders it possible for paper companies to increase their selling prices, as compensation for higher raw material and energy prices, that severely affected their profitability.

          This improvement, if it lasts, will serve to narrow the impact of competing imports and will enable the Group to realize higher price hikes in response to the rising raw material and energy prices.

     3.   GENERAL
          -------

          In parallel to the Group's efforts to increase the selling prices, the Group is also continuing to work toward improving the synergies obtained by several measures in the area of procurement, which are intended to decrease the Group`s total costs.
          The Group is also working to promote organization-wide plans: The Talent Management program has already passed the first stages of role definition. In parallel, personal objectives and indexes have been determined and an incentive program is being formulated in order to increase motivation and improve performance. The program to maximize the added value of the companies in the eyes of the customers ("WOW") is currently in various stages of implementation at the various companies. Kimberly-Clark's global program, which is intended to improve the efficiency of manufacturing lines (Center-lining program), is also being implemented at the Group companies.
          These measures, along with the continuing cost-cutting plans and higher selling prices, rendered it possible to deal with the higher costs, higher input prices and the need to contend with competing imports.

          During the reported period (January-March 2006), the exchange rate of the NIS in relation to the US dollar was devaluated by approximately 1.3%, as compared with a devaluation of 1.2% in the corresponding period last year (January-March 2005).

          The inflation rate during the reported period amounted to 0.6%, as compared with a negative inflation rate of -0.6% in the corresponding period last year.

B.   RESULTS OF OPERATIONS
     ---------------------

     1.   AGGREGATE DATA
          --------------

          Since the Company's share in the earnings of associated companies constitutes a material component in the company's statement of income (primarily on account of its share in the earnings of Mondi Business Hadera Paper Ltd. ("Mondi Hadera") and Hogla-Kimberly that were consolidated in the past, until the transfer of control over these companies to the international strategic partners), the aggregate data appearing below include the results of all the companies in the AIPM Group (including the associated companies whose results appear in the financial statements under "earnings from associated companies"), without considering the rate of holding and net of mutual sales.

          The aggregate sales amounted to NIS 783.2 million during the reported period, as compared with NIS 685.7 million in the corresponding period last year and NIS 692.2 million in the fourth quarter of 2005.

          The growth in the aggregate sales during the reported period, as compared with the corresponding period last year, originated from the quantitative growth in sales and the improved selling prices.

          The aggregate operating profit amounted to NIS 37.7 million during the reported period, as compared with NIS 36.1 million in the corresponding period last year and NIS 23.8 million in the fourth quarter of 2005.
          The improvement in the operating profit was rendered possible - despite the unusual increase in input prices - primarily due to the improvement in selling prices, the quantitative growth in sales and the improved efficiency.

     2.   CONSOLIDATED DATA
          -----------------

          The information set forth below does not include the results of operation of Mondi Hadera, Hogla-Kimberly, Carmel and TMM Integrated Recycling Industries.

          The sales amounted to NIS 131.5 million during the reported period, as compared with NIS 121.8 million in the corresponding period last year and NIS 117.6 million in the fourth quarter of 2005.

          The operating profit amounted to NIS 13.3 million during the reported period, as compared with NIS 14.5 million in the corresponding period last year and NIS 11.3 million in the fourth quarter of 2005.

     3.   NET PROFIT AND EARNINGS PER SHARE
          ---------------------------------

          The net profit- before cumulative influence- amounted to NIS 8.2 million during the reported period, as compared with NIS 14.0 million in the corresponding period last year and NIS 8.6 million in the fourth quarter of 2005.

          Due to the adjustment of the accounts receivable balance at an associated company as at January 1, 2006, according to the directives of Accounting Standard No. 25, a loss of 0.5 million was recorded in item "Cumulative effect as of the beginning of the period on account of a change in accounting principles" at an associated company, representing the company's share in the said loss. Due to the adoption of the standard, the net profit during the reported period, after accounting for the cumulative effect at beginning of period as mentioned above, totals NIS 7.7 million

          The Basic Earnings Per Share in the reported period amounted to NIS
          1.92 per share ($0.41 per share), as compared with NIS 3.51 per share ($0.79 per share) in the corresponding period last year.
          The Diluted Earnings Per Share in the reported period amounted to NIS
          1.91 per share ($0.41 per share), as compared with NIS 3.48 per share ($0.78 per share) in the corresponding period last year.

          According to the directives of Accounting Standard 20 ("Goodwill and Intangible Assets") that was adopted for the first time during the reported period, the company allocated to the retained earnings at the beginning of the reported period, a sum of NIS 1.0 million as a result of the deletion of a negative goodwill balance.

          The return on shareholders' equity in annual terms amounted to 6.0% during the reported period, as compared with 9.1% for all of 2005.

C.   ANALYSIS OF OPERATIONS AND PROFITABILITY
     ----------------------------------------

     The analysis set forth below is based on the consolidated data.

     1.   SALES
          -----

          The consolidated sales amounted to NIS 131.5 million during the reported period, as compared with NIS 121.8 million in the corresponding period last year and NIS 117.6 million in the fourth quarter of 2005.

          The growth in sales originated from a certain quantitative growth and increase in selling prices of some products.

     2.   COST OF SALES
          -------------

          The cost of sales amounted to NIS 103.8 million - or 79.0% of sales - during the reported period, as compared with NIS 93.6 million - or 76.8% of sales - in the corresponding period last year and as compared with NIS 94.6 million - or 80.5% of sales in the fourth quarter of 2005.

          The gross margin as a percentage of sales reached 21.0% during the reported period, as compared with 23.2% in the corresponding period last year and 19.5% in the fourth quarter of 2005.

          The decrease in the gross margin in relation to the corresponding period last year originated primarily from an increase in raw material prices (12% in paper waste), an extraordinary increase in energy prices (78% in fuel oil) and water prices (12%) and was partially offset by quantitative growth in sales, higher selling prices and the continuing efficiency measures in all areas of operation.

          Labor Wages
          -----------

          Wages in the cost of sales and in the selling, general and administrative expenses amounted to NIS 40.4 million in the reported period, as compared with NIS 37.5 million in the corresponding period last year.


     3.   SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
          --------------------------------------------

          The selling, general and administrative expenses (including wages) amounted to NIS 14.3 million in the reported period - or 10.9% of sales - as compared with NIS 13.7 million - or 11.3% of sales - in the corresponding period last year.

     4.   OPERATING PROFIT
          ----------------

          The operating profit amounted to NIS 13.3 million - or 10.1% of sales
          - during the reported period, as compared with NIS 14.5 million - or 11.9% of sales - in the corresponding period last year and as compared with NIS 11.3 million - or 9.6% of sales in the fourth quarter of 2005.

     5.   FINANCIAL EXPENSES
          ------------------

          The financial expenses during the reported period amounted to NIS 4.2 million, as compared with NIS 3.3 million in the corresponding period last year.

          The total average of the Company's net interest-bearing liabilities grew by approximately NIS 100 million, between the periods. This growth is primarily attributed to dividend payments of NIS 50 million at the end of 2005 and an additional NIS 50 million during the reported period, in addition to investments in fixed assets, net of the current cash flows from operating activities.

          Moreover, the cost of the transaction for hedging the CPI-linked liabilities against a rise in the CPI has risen to 1.8% per annum in 2006, as compared with 1.3% per annum in 2005 and resulted in an increase in costs related to the bonds.

          Nevertheless, since the Consumer Price Index rose by an actual 0.6% during the first three months of the year, the hedging transaction rendered it possible to save additional financing costs of NIS 0.3 million.

          These influences, in addition to the rise in the average interest rate due to rising interest rates in the economy, net of the impact of the devaluation during the reported period (which increased the revenues from dollar-denominated assets held by the company), resulted in a 30% increase in financial expenses in relation to the corresponding period last year.

     6.   TAXES ON INCOME
          ---------------

          Taxes on income amounted to NIS 2.7 million in the reported period, as compared with NIS 3.0 million in the corresponding period last year. The decrease in tax expenses in relation to the preceding year originated primarily from the decrease in pre-tax earnings.


     7.   COMPANY'S SHARE IN EARNINGS OF ASSOCIATED COMPANIES
          ---------------------------------------------------

          The companies whose earnings are reported under this item (according to AIPM's holdings therein), include primarily: Mondi Hadera, Hogla-Kimberly, Carmel and TMM.

          The company's share in the earnings of associated companies totaled NIS 1.8 million during the reported period, as compared with NIS 5.8 million in the corresponding period last year and as compared with NIS
          1.9 million in the fourth quarter of 2005.

          The following principal changes were recorded in the Company's share in the earnings of associated companies, in relation to the corresponding period last year:

          - The Company's share in the net profit of Mondi Hadera (49.9%) decreased by NIS 2.9 million. Most of the change in the profit originates from the NIS 6.5 million decrease in operating profit over the years, which originated from the rise in raw material, energy and water prices, the erosion of prices of imported paper due to fierce competition with imports and relatively low output capacity due to the rebuilding of the machine last year. This impact was partially offset by the quantitative growth in export sales and the price hike that was implemented during the reported period. The financial expenses also grew due to the higher interest rate.

          - The Company's share in the net profit of Hogla-Kimberly Israel (49.9%) decreased by NIS 1 million. Hogla's operating profit grew from NIS 22.5 million to NIS 29.0 million this year, as a result of higher sales (due to improved selling prices and a greater proportion of premium products in the total sales mix), coupled with improved efficiency. This was partially offset by the sharp rise in input prices (raw materials and energy). Hogla-Israel's net profit from current operations grew by NIS 2.5 million in relation to last year, although due to an additional provision for taxes in the sum of NIS 4.5 million that was made at Hogla this year, due to tax assessments for previous years received by the company, the Company's share in the earnings of Hogla Israel decreased by NIS 1.0 million in relation to the corresponding quarter last year.

          - The company's share in the net loss of KCTR Turkey (formerly Ovisan) (49.9%) fell by NIS 0.5 million, primarily on account of the increased operating loss (NIS 2 million in relation to the corresponding quarter last year), originating primarily from expenses associated with the launch of premium KC products in the Turkish market (Kotex and Huggies), including advertising expenses, sales promotion and listing fees for shelf space at the large chains, in line with the strategic plan for expanding operations in Turkey, that began last year.
               The Kotex launch began in the first quarter and is progressing according to plan, while generating positive initial responses - from both consumers and chains. The launch of Huggies diapers manufactured by the company in Turkey began in the second quarter.

          - The company's share in the net earnings of the Carmel Group (26.25%) grew by NIS 1.0 million. This increase originated primarily from an increase in the operating profit as a result of a quantitative increase in sales, the rise in selling prices and the improved gross margin. This increase was partially offset by the rise in raw material and energy prices. The net profit also included capital gains from the sale of a real-estate asset in Netanya that did not serve the operation in the past several years.

          - The company's share in the loss of TMM (43.05%) grew by NIS 0.8 million, as a result of a provision for impairment of loans and long-term receivables in the sum of NIS 1.6 million, made by TMM during the reported period. The company's share in this provision amounts to NIS 0.5 million.

               Moreover, in accordance with the directives of Accounting Standard 25, TMM has reduced its trade receivable balance as at January 1, 2006, by approximately NIS 1.1 million, as a result of its presentation in present value. The company's share in this adjustment amounts to NIS 0.5 million. TMM recorded an operating profit of NIS 0.3 million in the first quarter of the year, due to the significant rise in transportation costs (resulting from the significant 29% average increase in diesel prices as compared with the corresponding quater last year) that were offset by the growth in operations and improved efficiency.

D.   LIQUIDITY AND INVESTMENTS
     -------------------------

     1.   ACCOUNTS RECEIVABLE
          -------------------

          The accounts receivable item for March-31-06 totaled NIS 155.3 million, as compared with NIS 143.2 million on March 31, 2005 and as compared with NIS 150.4 million on December 31, 2005.
          The increased accounts receivable item is primarily attributed to the growth in the volume of operations, whereas no significant change was recorded in the actual days of customer credit.

     2.   CASH FLOWS
          ----------

          The cash flows from operating activities totaled NIS 16.9 million during the reported period, as compared with NIS 28.2 million in the corresponding period last year.
          A significant decrease was recorded in the first quarter last year in the operating working capital, as compared with this year (NIS 14.8 million as compared with NIS 4.5 million during the reported period). This decrease originated primarily from a payment that was scheduled to be received at the end of 2004 and was actually received in early 2005.

     3.   INVESTMENTS IN FIXED ASSETS
          ---------------------------

          The investments in fixed assets amounted to NIS 13.9 million during the reported period, as compared with NIS 5.7 million during the corresponding period last year. The investments this year included advance payments on the investment in converting energy systems to operate based on using natural gas, coupled with current investments in storage and compaction equipment, in compactors, in machines, equipment and transportation equipment.

     4.   FINANCIAL LIABILITIES
          ---------------------

          The long-term liabilities (including current maturities) amounted to NIS 266.7 million as at March 31, 2006, as compared with NIS 267.2 million as at March 31, 2005.

          The long-term liabilities include primarily two series of debentures:
          Series 1 - NIS 27.1 million, for repayment until 2009.
          Series 2 - NIS 206.8 million, for repayment between 2007 and 2013.

          According to the directives of Accounting Standard No. 22, commencing on January 1st 2006, the debenture balances are presented net of deferred expenses thereon in the sum of NIS 0.9 million.
          The balance of short-term credit, as at March 31, 2006, amounted to NIS 135.9 million, as compared with NIS 51.7 million at March 31, 2005.
          The short-term credit balances have increased in relation to the balances in the corresponding period last year, primarily on account of the payment of NIS 100 million in dividends to the shareholders (NIS 50 million in September 2005 and an additional NIS 50 million in January 2006), net of the positive cash flows for the period.

E.   EXPOSURE AND MANAGEMENT OF MARKET RISKS
     ---------------------------------------

     The following is an update, as at March 31, 2006, to the Management Discussion dated December 31, 2005, that outlined the essence of the exposure and management of market risks, as set forth by the board of directors:

     The Company possesses CPI-linked liabilities (net of deposits) in the net overall sum of NIS 234 million, with the interest thereupon being no higher than the market interest rate. In the event that the inflation rate shall rise significantly, a loss may be recorded in the Company's financial statements, due to the surplus of CPI-linked liabilities. The company consequently entered into a forward transaction, with a term of one year - until the end of 2006, to hedge a sum of NIS 230 million against a rise in the CPI (at a cost of 1.8% per annum).

     REPORT OF LINKAGE BASES
     -----------------------

     The following are the balance sheet items, according to linkage bases, as at December 31, 2005 and updated for March 31, 2006:

---------------------------------------------- ----------- ------------ --------------- ------------ --------------
IN NIS MILLIONS                                UNLINKED    CPI-LINKED   IN FOREIGN      NON-MONETARY     TOTAL
                                                                        CURRENCY, OR    ITEMS
                                                                        LINKED THERETO
                                                                        (PRIMARILY US$)
---------------------------------------------- ----------- ------------ --------------- ------------ --------------
ASSETS
------

CASH AND CASH EQUIVALENTS                             1.6                      2.5                          4.1
SHORT-TERM DEPOSITS AND INVESTMENTS                  11.5                                                  11.5
OTHER ACCOUNTS RECEIVABLE                           215.1         0.2         48.6            10.7        274.6
INVENTORIES                                                                                   62.4         62.4
INVESTMENTS IN ASSOCIATED COMPANIES                  63.2                      9.3           359.7        432.2
DEFERRED TAXES ON INCOME                                                                       5.7          5.7
FIXED ASSETS, NET                                                                            385.8        385.8
---------------------------------------------- ----------- ------------ --------------- ------------ --------------
TOTAL ASSETS                                        291.4         0.2         60.4           824.3      1,176.3
                                                    -----         ---         ----           -----      -------

LIABILITIES
-----------
SHORT-TERM CREDIT FROM BANKS                        135.9                                                 135.9
ACCOUNTS PAYABLE                                    187.4                      7.2                        194.6
DEFERRED TAXES ON INCOME                                                                      45.0         45.0
NOTES (BONDS) - INCLUDING CURRENT MATURITIES                    234.0                                     234.0
OTHER LIABILITIES - INCLUDING CURRENT                32.8                                                  32.8
MATURITIES
SHAREHOLDERS' EQUITY, FUNDS AND RETAINED                                                     534.0        534.0
EARNINGS
---------------------------------------------- ----------- ------------ --------------- ------------ --------------
TOTAL LIABILITIES AND EQUITY                        356.1       234.0          7.2           579.0      1,176.3
                                                    -----       -----          ---           -----      -------
---------------------------------------------- ----------- ------------ --------------- ------------ --------------

SURPLUS FINANCIAL ASSETS (LIABILITIES) AS AT
MARCH 31,2006                                       (64.7)     (233.8)        53.2           245.3          -
---------------------------------------------- ----------- ------------ --------------- ------------ --------------

SURPLUS FINANCIAL ASSETS (LIABILITIES) AS AT
DECEMBER 31, 2005                                   (73.1)     (235.3)        59.2           249.2          -
---------------------------------------------- ----------- ------------ --------------- ------------ --------------

     ASSOCIATED COMPANIES
     --------------------

     AIPM is exposed to various risks associated with operations in Turkey, where Hogla-Kimberly is active through its subsidiary, KCTR. These risks originate from concerns regarding economic instability and elevated interest rates that characterized the Turkish economy in the past and that may recur and harm the KCTR operations.

F.   FORWARD-LOOKING STATEMENTS
     --------------------------

     This report contains various forward-looking statements, based upon the Board of Directors' present expectations and estimates regarding the operations of the Group and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact differ considerably from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company. The Company undertakes no obligation to publicly update such forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

G.   UPDATE REGARDING THE DESCRIPTION OF THE COMPANY'S BUSINESS IN THE
     -----------------------------------------------------------------
     PERIODICAL REPORT FOR 2005
     --------------------------

     o The existing rate of the Company's notes - Series I and II - AA- was re-affirmed by Maalot in April 2006.

     o TMM Integrated Recycling Industries Ltd. (an associated company) announced on March 7, 2006 that the Israeli Securities Authority had addressed it regarding an investigation pertaining to the company. At this stage, TMM is unable to estimate the impact of this investigation on the company.

     o 18,350 shares were issued during the reported period (0.5% dilution), on account of the exercise of 31,940 options as part of the Company's employee option plans.

     o On April 2, 2006, Tzvika Livnat was appointed Chairman of the Board of Directors of the Company, replacing Yaki Yerushalmi who has retired.

H.   PEER GROUP SURVEY
     -----------------

     The Securities Authority published a directive based on Section 36a of the Securities Law (1968) on July 28th 2005, regarding disclosure pertaining to the granting of agreement to conduct a peer group survey whose objective is
     - according to the said directive - to put in motion a process whereby the auditing process performed by the firms will be controlled, to contribute to the existence of an advanced capital market. The Company's Board of Directors views this as a positive process, although the process itself raises several issues, including legal issues, that have yet to be resolved and that are related, inter alia, to safeguarding the confidential information belonging to the company and the Group companies, to prevent conflicts of interest and to promote responsibility for damages that may be incurred in relation to the process. The Company's Board of Directors has therefore agreed, in principle, to cooperate in this process, pursuant to a satisfactory resolution of the various issues that have yet to be resolved, as stated above.


------------------------------              ----------------------------------
  Tzvika Livnat                                 Avi Brenner
  Chairman of the Board of Directors            General Manager

                                                                       EXHIBIT 3

AMERICAN ISRAELI PAPER MILLS LTD.
---------------------------------

SUMMARY OF CONSOLIDATED BALANCE SHEETS
--------------------------------------
NIS IN THOUSANDS
----------------

                                                                  MARCH 31,2006       MARCH 31,2005         DEC. 31,2005
                                                                   (UNAUDITED)          (UNAUDITED)           (AUDITED)
                                                                  ------------         ------------          ------------
Current assets :
----------------

Cash and cash equivalents                                                4,062                6,873                 8,318
Short-term deposits and investments                                     11,512               22,145                11,416

Accounts receivables :
    Trade                                                              155,313              143,195               150,409
    Other                                                              119,311               95,982               106,124

Inventories                                                             62,392            *  64,507                63,999

                                                                  ------------         ------------          ------------
Total current assets                                                   352,590              332,702               340,266

Investments and long term receivables:
--------------------------------------
Investments in associated companies                                    432,217              441,651               428,957
Deferred income taxes                                                    5,655                6,511                 5,655
                                                                  ------------         ------------          ------------
                                                                       437,872              448,162               434,612


Fixed assets
------------

Cost                                                                 1,071,413           *  996,826             1,057,911
Less - accumulated depreciation                                        685,613              656,310               677,977

                                                                  ------------         ------------          ------------
                                                                       385,800              340,516               379,934

Deferred charges -
    net of accumulated amortization                                          -                1,066                   946

                                                                  ============         ============          ============
                                                                     1,176,262            1,122,446             1,155,758
                                                                  ============         ============          ============

Current liabilities:
--------------------

Credit from banks                                                      135,924               51,691                93,171

Current maturities of long-term notes                                    6,833                6,628                 6,827

Payables and accured liabilities :

    Trade                                                               87,077               79,293                90,512

    Dividend payable                                                                                               50,093

    Other                                                              107,533               81,765                85,407

                                                                  ------------         ------------          ------------
Total current liabilities                                              337,367              219,377               326,010

Long-term liabilities
---------------------

Deferred income taxes                                                   44,987               51,665                45,783

Loans and other liabilities (net of current maturities):

    Notes                                                              227,126              227,817               227,811

    Other liabilities                                                   32,770               32,770                32,770

                                                                  ------------         ------------          ------------
Total long term liabilities                                            304,883              312,252               306,364

Total liabilities                                                      642,250              531,629               632,374


Shareholders' equity :
----------------------

Share capital                                                          125,257              125,257               125,257

Capital surplus                                                         90,060               90,060                90,060

Capital surplus on account of tax benefit from
    exercise of employee options                                         1,635                  174                   401

Currency adjustments in respect of financial
    statements of associated company and a subsidiary                     (181)              (1,508)                 (813)

Retained earnings                                                      317,241              376,834               308,479

                                                                  ============         ============          ============
                                                                       534,012              590,817               523,384

                                                                  ============         ============          ============
                                                                     1,176,262            1,122,446             1,155,758
                                                                  ============         ============          ============

                                                                  * Reclassified

The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LTD.
---------------------------------

SUMMARY OF CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------
NIS IN THOUSANDS
----------------

                                                                            THREE-MONTH PERIOD              YEAR ENDED
                                                                              ENDED MARCH 31                  DEC. 31
                                                                          2006           2005                   2005
                                                                     -----------    --------------         --------------
                                                                               (UNAUDITED)                    (AUDITED)
                                                                               ===========                    =========
Sales - net                                                              131,488           121,778                482,461

Cost of sales                                                            103,826            93,556                383,179

                                                                     -----------    --------------         --------------
Gross profit                                                              27,662            28,222                 99,282

Selling and marketing, administrative and general expenses:

        Selling and marketing                                              7,923             7,347                 30,482
        Administrative and general                                         6,407             6,399                 21,018
                                                                     -----------    --------------         --------------
                                                                          14,330            13,746                 51,500

Income from ordinary operations                                           13,332            14,476                 47,782

Financial expenses - net                                                   4,241             3,260                 12,490

                                                                     -----------    --------------         --------------
Income before taxes on income                                              9,091            11,216                 35,292

Taxes on income                                                            2,700             3,000                  5,991

Income from operations of the company                                -----------    --------------         --------------
and the consolidated subsidiaries                                          6,391             8,216                 29,301


Share in profits of associated companies                                   1,770             5,815                 16,414

Income before cumulative effect at beginning
of period in profits of associated companies                         -----------    --------------         --------------
as a result of  accounting changes                                         8,161            14,031                 45,715

Cumulative effect at beginning of period in profits of
associated companies                                                         461

                                                                     -----------    --------------         --------------
Net income for the period                                                  7,700            14,031                 45,715
                                                                     ===========    ==============         ==============

Basic net earning before accumulated effect per share  (in N.I.S)           2.03       *      3.51            *     11.43

Cumulative effect at beginning of year, in profits of associated
companies, as a result of  accounting changes                               0.11

                                                                     -----------    --------------         --------------
Basic net earning per share  (in N.I.S)                                     1.92       *      3.51            *     11.43
                                                                     ===========    ==============         ==============

Fully diluted earning before accumulated effect per share (in N.I.S)        2.02       *      3.48            *     11.35

Cumulative effect at beginning of year, in profits of associated
companies, as a result of  accounting changes                               0.11
                                                                     -----------    --------------         --------------
Fully diluted earning per share (in N.I.S)                                  1.91       *      3.48            *     11.35
                                                                     ===========    ==============         ==============

Number of shares used to compute the basic earnings
per share (in N.I.S)                                                   4,017,683       * 3,997,695            * 3,999,867
                                                                     ===========    ==============         ==============

Number of shares used to compute the fully diluted earnings
per share (in N.I.S)                                                   4,036,704       * 4,028,967            * 4,028,107
                                                                     ===========    ==============         ==============


    * After retrospective application of accounting change - see note 2 (3).

The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LTD.
---------------------------------
                                                                                                DIFFERENCES
                                                                                                   FROM
                                                                                                TRANSLATION
                                                                                    CAPITAL         OF
                                                                                    SURPLUS       FOREIGN
                                                                                    RESULTING     CURRENCY
                                                                                      FROM       RESULTING
                                                                                      TAX           FROM
                                                                                    BENEFIT      FINANCIAL
SUMMARY OF STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                               ON        STATEMENTS
--------------------------------------------------------                           EXERCISE OF      OF
NIS IN THOUSANDS                                           SHARE      CAPITAL       EMPLOYEE    ASSOCIATED   RETAINED
----------------                                          CAPITAL     SURPLUS       OPTIONS     COMPANIES    EARNINGS-   TOTAL
                                                          ---------  ---------    ------------  ----------   ---------- ---------
Balance at December 31, 2005 (audited)                     125,257     90,060            401      (813)        308,479   523,384

Adjusments as at January 1, 2006, resulting from initially application of new accounting standards (unaudited) (see note 2)

Negative goodwill balance carried to the balance of
 retained earnings                                                                                               1,062     1,062

Balance at January 1, 2006 after initially                ---------  ---------      ---------   --------      --------  --------
application of new accounting standards (unaudited)        125,257     90,060            401      (813)        309,541   524,446
Balance at January 1, 2006 after initially                ---------  ---------      ---------   --------      --------  --------
Changes during the three month period
    ended March 31, 2006 (unaudited)

Net income                                                                                                       7,700     7,700

Exercise of employee options into shares                          *                    1,234                               1,234

Differences from currency translation resulting
    from translation of financial statements of
    associated companies                                                                            632                      632
                                                          ---------  ---------      ---------   --------      --------  --------
Balance at March 31, 2006 (unaudited)                      125,257     90,060          1,635       (181)       317,241   534,012
                                                          ---------  ---------      ---------   --------      --------  --------



Balance at January 1, 2005 (audited)                       125,257     90,060                    (2,807)       362,803   575,313

Changes during the three month period
     ended March 31, 2005 (unaudited)

Net income                                                                                                      14,031    14,031

Exercise of employee options into shares                                                 174                                 174

Differences from currency translation resulting
    from translation of financial statements of
    associated companies                                                                          1,299                    1,299
                                                          ---------  ---------      ---------   --------      --------  --------
Balance at March 31, 2005 (unaudited)                      125,257     90,060            174     (1,508)       376,834   590,817
                                                          ---------  ---------      ---------   --------      --------  --------


Balance at January 1, 2005 (audited)                       125,257     90,060                    (2,807)       362,803   575,313

Changes during the year ended
          December 31, 2005 (audited)

Net income                                                                                                      45,715    45,715

Dividend paid                                                                                                 (100,039)  (100,039)

Exercise of employee options into shares                     *                           401                                 401

Differences from currency translation resulting
    from translation of financial statements
    of associated companies                                                                                      1,994     1,994
                                                          ---------  ---------      ---------   --------      --------  --------
Balance at December 31, 2005 (audited)                     125,257     90,060            401       (813)       308,479   523,384
                                                          ---------  ---------      ---------   --------      --------  --------
* Less than 1,000 NIS.

The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LTD.
---------------------------------

SUMMARY OF CONSOLIDATED STATEMENTS OF CASH FLOWS
------------------------------------------------
NIS IN THOUSANDS
----------------

                                                                     THREE-MONTH       THREE-MONTH
                                                                    PERIOD ENDED       PERIOD ENDED       YEAR ENDED
                                                                   MARCH 31, 2006     MARCH 31, 2005     DEC. 31, 2005
                                                                     (UNAUDITED)        (UNAUDITED)        (AUDITED)
                                                                   ---------------   ----------------   ----------------
CASH FLOWS FROM OPERATING ACTIVITIES :
--------------------------------------

Net income for the period                                                   7,700             14,031             45,715

Adjustments to reconcile net income to net cash provided by
      operating activities (a)                                              9,186             14,148             42,845

                                                                   ---------------   ----------------   ----------------
Net cash provided by operating activities                                  16,886             28,179             88,560
                                                                   ---------------   ----------------   ----------------

CASH FLOWS FROM INVESTING ACTIVITIES :
--------------------------------------

Purchase of fixed assets                                                  (13,925)            (5,705)           (71,080)
Short-term deposits and investments                                             -             40,163             51,003
Granting of loans to associated companies                                       -             (2,739)            (2,744)
Proceeds from sale of subsidiary consolidated in the past (B)                                                     2,004
Proceeds from sale of fixed assets                                            123                155              6,532

                                                                   ---------------   ----------------   ----------------
Net cash provided by (used in) investing activities                       (13,802)            31,874            (14,285)
                                                                   ---------------   ----------------   ----------------

CASH FLOWS FROM FINANCING ACTIVITIES :
--------------------------------------

Receipt of long-term loans from others                                                                            1,746
Repayment of long-term loans from banks                                                                            (277)
Redemption of Notes                                                                                              (6,680)
Dividend paid                                                             (50,093)                              (49,946)
Short-term bank credit - net                                               42,753            (60,993)           (18,613)

                                                                   ---------------   ----------------   ----------------
Net cash used in financing activites                                       (7,340)           (60,993)           (73,770)
                                                                   ---------------   ----------------   ----------------

Increase (decrease) in cash and cash equivalents                           (4,256)              (940)               505
Balance of cash and cash equivalents at beginning of period                 8,318              7,813              7,813

                                                                   ---------------   ----------------   ----------------
Balance of cash and cash equivalents at end of period                       4,062              6,873              8,318
                                                                   ---------------   ----------------   ----------------

(a) Adjustments to reconcile net income to net cash provided by
---------------------------------------------------------------
    operating activities:
---------------------------

Income and expenses not involving cash flows:
Share in profits of associated companies - net                             (1,770)            (5,815)           (16,414)
Dividend received from associated company                                                                        21,761
Depreciation and amortization                                               7,997              7,691             31,604
Deferred income taxes - net                                                (1,839)            (1,681)            (7,671)
Capital gains on:
     Sale of fixed assets                                                     (61)              (113)            (3,570)
     Sale of subsidiary consolidated in the past (B)                                                               (874)
Lose (income) from short-term deposits and investments, not realized yet      (96)               156                 45
Linkage differences on principal of long-term loans from
        banks and others - net                                                                     -               (111)
Linkage differences on (erosion of) Notes                                     267               (702)             6,171
Linkage differences on loans to associated companies                         (257)              (153)              (975)
Cumulative effect at beginning of period as a result
of accounting changes in associated companies                                 461
Changes in operating assets and liabilities:
Decrease (Increase) in receivables                                        (17,048)             6,829             (8,749)
Decrease (increase) in inventories                                          1,607                615             (1,612)
Increase in payables and accruals liabilities                              19,925              7,321             23,240

                                                                   ---------------   ----------------   ----------------
                                                                            9,186             14,148             42,845
                                                                   ---------------   ----------------   ----------------

(b) Proceeds from sale of subsidiary consolidated in the past
-------------------------------------------------------------

Assets and liabilities of the subsidiary consolidated in the past at the date of its sale:
Working capital (excluding cash and cash equivalents)                                                               509
Fixed assets                                                                                                      1,979
Long-term liabilities                                                                                            (1,358)
Capital gain from the sale                                                                                          874
                                                                                                        ----------------
                                                                                                                  2,004
                                                                                                        ----------------

The accompanying notes are an integral part of the financial statements.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)
                               AT MARCH 31, 2006

NOTE 1 - GENERAL:

               a. The interim financial statements as of March 31, 2006 and for the three-month period then ended (hereafter - the interim statements) were drawn up in condensed form, in accordance with Accounting Standard No. 14 of the Israel Accounting Standards Board (hereafter - the IASB) and in accordance with Chapter D of the Securities (Periodic and Immediate Reports) Regulations, 1970.

               b. The accounting principles applied in the preparation of the interim statements are consistent with those applied in the preparation of the annual financial statements, except for the change in the accounting policies that relate to the recognition and classification of financial instruments, to the recognition of revenue, to the recognition and treatment of goodwill and intangible assets originating from the acquisition of an investee company, and after taking into account, by means of retrospective application, the change in the accounting policy with regard to the computation of earnings per share, which result from the initial adoption of new IASB accounting standards, as detailed in note 2. However, the interim statements do not include all the information and explanations required for the annual financial statements. Costs incurred unevenly during the year are brought forward or deferred, for interim reporting purposes if, and only if, such costs may be brought forward or deferred in the annual reporting.

                    Taxes on income for the interim periods are included based on the best estimate of the anticipated average annual tax expense for the entire year; changes in said estimate, as well as changes in the amount of the tax saving to be utilized in the following years, are included as an expense for the current quarter.

               c. On March 7, 2006, an associated company (T.M.M. - Integrated Recycling Industries Ltd. - hereafter - T.M.M.) announced that that the Securities Authority was conducting an investigation whose subject matter was not given to T.M.M., which therefore has no knowledge of the details relating to said investigation. The Company's management is unable to assess the effect of the aforesaid, if any, on the Company and its financial statements.

               d. The Company draws up and presents its financial statements in Israeli currency (hereafter - NIS) in accordance with the provisions of Accounting Standard No. 12 -"Discontinuance of Adjusting Financial Statements for Inflation" - of the IASB, which set transitional provisions for financial reporting on a nominal basis, commencing January 1, 2004. Accordingly, the amounts of non-monetary assets, mainly fixed assets and other assets (including depreciation and amortization in respect of those assets), and the shareholders' equity components included in the financial statements, originating from the period that preceded the transition date, are based on their adjusted to December 2003 shekel amount.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)
                                AT MARCH 31, 2006

NOTE 1 - GENERAL (continued):

               e. Following are the changes in the exchange rate of the U.S. dollar (hereafter - the dollar) and in the consumer price index during the reported period:

                                                                  Exchange rate of        Consumer price
                                                                     one dollar               index
                                                                  ----------------        --------------
                                                                          %                     %
                    3 months ended March 31:
                         2006                                           1.3                   0.6
                         2005                                           1.2                  (0.6)

                    Year ended December 31, 2005                        6.8                   2.4

                  The exchange rate of the dollar as of March 31, 2006 is: $ 1= NIS 4.665.

NOTE 2 - ACCOUNTING CHANGES:

          Adoption of new accounting standards that became effective on January 1, 2006:

          Commencing with the financial statements for the 3-month period ended March 31, 2006, the Company applies the following new accounting standards:

          1) Accounting Standard No. 22 - "Financial Instruments: Disclosure and Presentation"

               This standard, which is based on International Accounting Standard No. 32, prescribes the rules for the presentation of financial instruments and the proper disclosure required therefor, and - on becoming effective - revoked Opinion 48 - "Accounting Treatment of Option Warrants", and Opinion 53 - "Accounting Treatment of Convertible Liabilities" of the Institute of Certified Public Accountants in Israel (hereafter - the Israeli Institute).

               The standard is to be applied prospectively and, accordingly, does not change the classification and presentation of financial instruments included in the comparative figures. In accordance with the transitional provisions of the standard, effective from January 1, 2006, the following changes have been included in the Company's financial statements:

               The balance of deferred issuance costs, which at December 31, 2005 amounted to NIS 946,000 has been reclassified and presented as a deduction from the amount of the liability to which such expenses relate. Commencing January 1, 2006, these expenses are amortized according to the interest method. Through December 31, 2005, deferred issuance costs were presented among "other assets" and were amortized according to the straight-line method. The change in the method of amortization, as referred to above, does not have a material effect on the operating results of the reporting period.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                                   (Unaudited)
                                AT MARCH 31, 2006

NOTE 2 - ACCOUNTING CHANGES (continued):

          2)   Accounting Standard No. 24 - "Share-based Payment"

               This standard prescribes the recognition and measurement principles, as well as the disclosure requirements, relating to share-based payment transactions. The new standard is applicable to transactions where under the Company acquires goods or receives services in consideration for equity instruments of the Company (hereafter - equity grant), or cash (or other assets) consideration, where the amount of the consideration is based on the price or value of equity instruments of the Company (hereafter - liability grant). The standard requires the recognition of such transactions at fair value.

               Prior to the issuance of said standard, no mandatory directives were in place in Israel for the measurement and recognition of share-based payment transactions, with the exception of certain disclosure requirements. Accordingly, in the past, equity instrument grants to Company employees did not have recognition or measurement implications on the Company's financial statements.

               The standard is applicable to share-based payment transactions with employees and non-employees. With respect to equity grants to employees, the standard stipulates that the value of the labor services received from them in return is measured on the day of the grant, based on the fair value of the equity instruments that were granted to the employees. The value of the transactions, measured in the above manner, is expensed over the period that the employee's right to exercise or receive the underlying equity instruments vests; commensurate with the recognition of the expense, a corresponding increase is recorded as a capital surplus under the Company's shareholders' equity.

               According to the provisions of the standard, the initial measurement of the fair value of liability grants is made on the date of the grant and recognized as a liability in the Company's balance sheet; thereafter, the liability is remeasured at each balance sheet date until said liability is settled. The changes in the amount of the liability are carried to the income statement on a current basis. The standard also sets out guidelines for the allocation of income taxes in respect of share-based payments.

               The standard includes transitional provisions with regard to its application to grants made prior to January 1, 2006. Pursuant to these provisions, taking into account the fact that the Company has not made any equity grants subsequent to March 15. 2005 and has not made any modifications to existing grants subsequent to that date, the standard's measurement rules do not apply to the equity grants made by the Company in the past and their implementation does have any effect on the comparative figures included in these financial statements. The Company also has a liability relating to liability grants, for which the retrospective application of the provisions of the standard will not have a material effect, either with regard to individual years or cumulatively.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                                   (Unaudited)
                                AT MARCH 31, 2006

NOTE 2 - ACCOUNTING CHANGES (continued):

          3)   Accounting Standard No. 21 - "Earnings per Share"

               This standard, which is based on International Accounting Standard No. 33, supersedes Opinion 55 of the Israeli Institute on this topic, and provides new rules for the computation of earnings per share data and their presentation in the financial statements.

               According to the standard, the computation of basic earnings per share is generally based on the earnings available for distribution to holders of ordinary shares, which is divided by the weighted average number of ordinary shares outstanding during the period. In contrast to Opinion 55, this computation no longer takes into account the effect relating to potential shares that may derive from the expected conversion of convertible financial instruments, or the performance of contracts that confer rights to shares upon their holders.

               In computing the diluted earnings or loss per share, the weighted average number of shares to be issued is added to the average number of ordinary shares used in the computation of the basic earnings per share data, assuming that all dilutive potential shares will be converted into shares. The potential shares are taken into account, as above, only when their effect is dilutive (reducing the earnings or increasing the loss per share from continuing activities).

               The standard also revises the treatment of the effect on the earnings resulting from the expected conversion of potential shares, and makes certain adjustments to the Company's share in the operating results of associated companies and consolidated subsidiaries for the purpose of their inclusion in earnings used for the computation.

               The standard also changes the manner in which the data are presented: the earnings or loss is presented per ordinary share, instead of per NIS 1 par value of the share, as was required previously.

               The earnings per share data included in the comparative figures in these financial statements are after the retrospective application of the computation directives of the new standard.

          4)   Accounting Standard No. 25 - "Revenue"

               This standard, which is based on International Accounting Standard No. 18, prescribes recognition, measurement, presentation and disclosure criteria for revenues originating from the sale of goods purchased or manufactured by the Company, the provision of services, as well as revenues deriving from the use of the Company's assets by others (interest income, royalties or dividends).

               In accordance with the standard, revenue from the sale of goods is recognized when all the following conditions have been satisfied: (a) the significant risks and rewards of ownership of the goods have been transferred to the buyer; (b) the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; (c) the amount of revenue can be measured reliably;
               (d) it is probable that the economic benefits associated with the transaction will flow to the Company; and (e) the costs incurred or to be incurred in respect of the transaction can be measured reliably.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                                   (Unaudited)
                                AT MARCH 31, 2006

NOTE 2 - ACCOUNTING CHANGES (continued):

               As of January 1, 2006, the associated company reduced the balance of trade receivables at the beginning of the period by an amount of NIS 1.1 million, thereby presenting the balance of its present value in accordance with the provisions of the standard.

               The Company's share in the effect of said adjustment is NIS 0.5 million, and was included as loss for the three-month period that ended on March 31, 2006, under "cumulative effect at the beginning of period of an accounting change in associated company".

          5) Accounting Standard No. 20 (Amended) - "The Accounting Treatment of the Goodwill and Intangible Assets on the Acquisition of Investee Companies"

               This standard, which supersedes the provisions of Israel Accounting Standard No. 20 - "The Amortization Period of Goodwill", prescribes for the first time criteria for the identification and recognition of intangible assets included in business acquisition transactions, and their separation from goodwill; the standard also prescribes rules regarding the way in which such assets are to be amortized. Pursuant to the standard, intangible assets that are identified as having a finite life are amortized over their economic life, while goodwill and intangible assets that are identified as having an infinite life are no longer amortized; instead, an annual (or more frequent) impairment test of these assets is required to be performed in order to establish the existence of events or circumstances indicating a possible impairment in the value of such assets.

               The abovementioned provisions of the standard, other than the annual impairment test, also apply with regard to identifying intangible assets and goodwill, and the manner of their amortization, included in acquisition transactions of investments in associated companies, the investment in which is accounted for according to the equity method.

               The negative goodwill balance, which was included in the financial statements as of December 31, 2005, in the amount of NIS 1.1 million, and results from the associated company's acquisition of investments in associated companies, was carried to the balance of retained earnings on January 1, 2006.

               The discontinuance of amortizing goodwill and intangible assets with an unlimited life, as referred to above, resulted in an increase in the equity profits of the Company in the 3-month period that ended on March 31, 2006, of approximately NIS 1,000,000.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
                                   (Unaudited)
                                AT MARCH 31, 2006

NOTE 3 - BUSINESS SEGMENTS:

             Data (in thousands of NIS) according to business segments are as follows:

             For the 3-month period:
             -----------------------

                                  Paper and recycling      Office supplies marketing            Total
                                 ---------------------     -------------------------      --------------------
                                     January-March               January-March              January-March
                                 ---------------------     -------------------------      --------------------
                                  2006          2005          2006           2005          2006        2005
                                 -------        ------        ------         ------       -------     -------
   Sales - Net (1)               100,240        94,957        31,248         26,821       131,488     121,778
   Operating profit (loss)        13,799        14,939          (467)          (463)       13,332      14,476


             For 2005:

                                  Paper and recycling      Office supplies marketing            Total
                                 ---------------------     -------------------------      --------------------
                                         2005                         2005                       2005
                                 ---------------------     -------------------------      --------------------
   Sales - Net (1)                      368,884                     113,577                     482,461
   Operating profit (loss)               48,662                        (880)                     47,782

             (1) Represents sales to external customers.

               [LETTERHEAD OF AMERICAN ISRAELI PAPER MILLS LTD.]


Enclosed please find the financial reports of the following associated companies:

    -   Mondi Business Paper Hadera Ltd.

    -   Hogla-Kimberly Ltd.


The financial report of the following associated companies are not included:

    - Carmel Containers Systems Ltd., according to section 44(c) of the Securities (Periodic and Immediate Reports) Regulations.

    -   TMM Integrated Recycling Industries Ltd., a reporting corporation.

                                                                       Exhibit 4

                MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES

                    UNAUDITED CONDENSED INTERIM CONSOLIDATED

                              FINANCIAL STATEMENTS

                              AS OF MARCH 31, 2006

                MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES

                    UNAUDITED CONDENSED INTERIM CONSOLIDATED

                              FINANCIAL STATEMENTS

                              AS OF MARCH 31, 2006

                                TABLE OF CONTENTS
                                -----------------

                                                                         Page
                                                                         ----

 Accountants' Review Report                                                1

 Condensed Financial Statements:

     Balance Sheets                                                        2

     Statements of Operations                                              3

     Statements of Changes in Shareholders' Equity                         4

     Statements of Cash Flows                                              5

     Notes to the Financial Statements                                    6-7

The Board of Directors of
Mondi Business Paper Hadera Ltd.
--------------------------------

Re:    Review of Unaudited Condensed Interim Consolidated
       Financial Statements for the Three Months Ended March 31, 2006
       --------------------------------------------------------------

Gentlemen:

At your request, we have reviewed the condensed interim consolidated financial statements ("interim financial statements") of Mondi Business Paper Hadera Ltd. ("the Company") and its subsidiaries, as follows:

-     Balance sheet as of March 31, 2006.

-     Statement of operations for the three months ended March 31, 2006.

- Statement of changes in shareholders' equity for the three months ended March 31, 2006.

-     Statement of cash flows for the three months ended March 31, 2006.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel. The procedures included, inter alia, reading the aforementioned interim financial statements, reading the minutes of the shareholders' meetings and meetings of the board of directors and its committees, and making inquiries with the persons responsible for financial and accounting affairs.

Since the review that was performed is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the aforementioned interim financial statements.

In performing our review, nothing came to our attention, which indicates that material adjustments are required to the aforementioned interim financial statements for them to be deemed financial statements prepared in conformity with generally accepted accounting principles in Israel and in accordance with the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

Brightman Almagor & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Tel Aviv, May 8, 2006

                MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
                  CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
                      (NIS in thousands; Reported Amounts)

                                                        Three months ended                  Year ended
                                                    -----------------------------          ------------
                                                            March 31,                      December 31,
                                                    -----------------------------          ------------
                                                        2006             2005                  2005
                                                    ------------      -----------          ------------
                                                           (Unaudited)
                                                    -----------------------------
ASSETS
     Current Assets
       Trade receivables                                178,290          156,046             160,875
       Other receivables                                  6,145            8,251              10,872
       Inventories                                      131,976           98,351             116,859
                                                        -------          -------             -------
         Total current assets                           316,411          262,648             288,606
                                                        -------          -------             -------
     Fixed Assets
       Cost                                             205,817          167,174             202,469
       Less - accumulated depreciation                   45,836           35,365              43,132
                                                        -------          -------             -------
                                                        159,981          131,809             159,337
                                                        -------          -------             -------

     Other Assets - Goodwill                              3,177            3,644               3,177
                                                        -------          -------             -------
           Total assets                                 479,569          398,101             451,120
                                                        =======          =======             =======

LIABILITIES AND SHAREHOLDERS' EQUITY

     Current Liabilities
       Short-term bank credit                            70,333           11,066              85,887
       Current maturities of long-term bank loans        17,422           15,273              16,242
       Capital notes to shareholders                      4,665               --              18,412
       Trade payables                                   133,847          111,458             102,984
       American Israeli Paper Mills Group, net           69,453           63,911              69,854
       Other payables and accrued expenses               21,158           21,529              20,202
                                                        -------          -------             -------
         Total current liabilities                      316,878          223,237             313,581
                                                        -------          -------             -------
     Long term liabilities
       Long-term bank loans                              42,472           30,318              21,807
       Capital notes to shareholders                     13,995           17,444                  --
       Deferred taxes                                    13,989           25,683              19,900
       Accrued severance pay, net                            51               87                  51
                                                        -------          -------             -------
         Total long-term liabilities                     70,507           73,532              41,758
                                                        -------          -------             -------
     Shareholders' Equtiy
       Share capital                                          1                1                   1
       Premium                                           43,352           43,352              43,352
       Retained earnings                                 48,831           57,979              52,428
                                                        -------          -------             -------
                                                         92,184          101,332              95,781
                                                        -------          -------             -------
        Total liabilities and shareholders' equity      479,569          398,101             451,120
                                                        =======          =======             =======

            __________________                 _______________                   _____________
                D. Muhlgay                        A. Solel                         A. Brener
            Financial Director                 General Manager                      Director

Approval date of the interim financial statements: May 8, 2006.

      The accompanying notes are an integral part of the condensed interim consolidated financial statements.

                MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
             CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
                      (NIS in thousands; Reported Amounts)

                                              Three months ended                Year ended
                                                  March 31,                    December 31,
                                          --------------------------           ------------
                                              2006           2005                  2005
                                          -----------    -----------           ------------
                                                 (Unaudited)
                                          --------------------------
NET SALES                                    182,985        164,060              663,338

COST OF SALES                                170,723        146,296              609,752
                                            --------       --------             --------

        GROSS PROFIT                          12,262         17,764               53,586
                                            --------       --------             --------

OPERATING COSTS AND EXPENSES
      Selling expenses                        11,102          9,598               45,268
      General and administative expenses       1,946          2,595                7,301
                                            --------       --------             --------

                                              13,048         12,193               52,569
                                            --------       --------             --------


        OPERATING PROFIT (LOSS)                 (786)         5,571                1,017

FINANCING EXPENSES, NET                       (4,230)        (1,906)             (12,868)

OTHER INCOME, NET                                 --             76                   65
                                            --------       --------             --------

        INCOME (LOSS) BEFORE INCOME TAXES     (5,016)         3,741              (11,786)

TAX BENEFITS (INCOME TAXES)                    1,419         (1,596)               8,380
                                            --------       --------             --------

        NET INCOME (LOSS) FOR THE PERIOD      (3,597)         2,145               (3,406)
                                            ========       ========             ========

      The accompanying notes are an integral part of the condensed interim consolidated financial statements.

                        MONDI BUSINESS PAPER HADERA LTD.
         CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                      (NIS in thousands; Reported Amounts)

                                      Share                  Retained
                                     capital    Premium      earnings    Total
                                     -------    -------      --------    -----

Three months ended March 31, 2006
(Unaudited)

      Balance - January 1, 2006             1     43,352     52,428    95,781
      Loss for the period                                    (3,597)   (3,597)
                                      -------    -------    -------   -------
        Balance - March 31, 2006            1     43,352     48,831    92,184
                                      =======    =======    =======   =======

Three months ended March 31, 2005
(Unaudited)

      Balance - January 1, 2005             1     43,352     55,834    99,187
      Net income for the period                               2,145     2,145
                                      -------    -------    -------   -------
        Balance - March 31, 2005            1     43,352     57,979   101,332
                                      =======    =======    =======   =======

Year ended December 31, 2005

      Balance - January 1, 2005             1     43,352     55,834    99,187
      Loss for the year                                      (3,406)   (3,406)
                                      -------    -------    -------   -------
        Balance - December 31, 2005         1     43,352     52,428    95,781
                                      =======    =======    =======   =======


      The accompanying notes are an integral part of the condensed interim consolidated financial statements.

                MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
             CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (NIS in thousands; Reported Amounts)


                                                                  Three months ended          Year ended
                                                                       March 31,              December 31,
                                                                ----------------------        ------------
                                                                  2006         2005               2005
                                                                ---------    ---------        ------------
                                                                      (Unaudited)
                                                                ----------------------
CASH FLOWS - OPERATING ACTIVITIES
      Net income (loss) for the period                            (3,597)       2,145            (3,406)
      Adjustments to reconcile net income (loss) to
        net cash provided by (used in) operating activities

        Income and expenses
        not involving cash flows:

         Depreciation and amortization                             2,710        2,348            10,722
         Deferred taxes, net                                      (1,419)       1,276            (8,470)
         Decrease in liability for
           severance pay, net                                         --           --               (36)
         Capital gain from
            sale of fixed assets                                      --          (76)              (65)
         Effect of exchange rate and linkage differences
           of long-term bank loans                                   419          343              (738)
         Effect of exchange rate differences
           of long-term capital notes to shareholders                248          211             1,179

        Changes in assets and liabilities:

         Decrease (increase) in trade receivables                (17,415)       1,769            (3,060)
         Decrease (increase) in other receivables                    235       (1,686)             (345)
         Increase in inventories                                 (15,117)      (7,960)          (26,468)
         Increase (decrease) in trade payables                    30,528        6,439            (4,235)
         Increase (decrease) in American
           Israeli Paper Mills Group, net                           (401)      (1,122)            4,821
         Increase (decrease) in other payables
           and accrued expenses                                      956       (1,603)           (2,930)
                                                                 -------      -------           -------
           Net cash provided by (used in)
             operating activities                                 (2,853)       2,084           (33,031)
                                                                 -------      -------           -------

CASH FLOWS - INVESTING ACTIVITIES

      Acquisition of fixed assets                                 (3,171)     (17,905)          (51,323)
      Proceeds from sale of fixed assets                             152           76               248
                                                                 -------      -------           -------
           Net cash used in investing activities                  (3,019)     (17,829)          (51,075)
                                                                -------      -------           -------

CASH FLOWS - FINANCING ACTIVITIES

      Short-term bank credit, net                                (15,554)      11,066            87,004
      Repayment of long-term bank loans                           (6,574)      (6,125)          (13,702)
      Proceeds of long-term bank loans                            28,000           --                --
                                                                 -------      -------           -------
           Net cash provided by financing activities               5,872        4,941            73,302
                                                                 -------      -------           -------

Decrease in cash and cash equivalents                                 --      (10,804)          (10,804)
Cash and cash equivalents - beginning of period                       --       10,804            10,804
                                                                 -------      -------           -------
Cash and cash equivalents - end of period                             --           --                --
                                                                 =======      =======           =======
Non-cash activities
      Acquisitions of fixed assets on credit                         853        1,142             3,342
                                                                 =======      =======           =======

      The accompanying notes are an integral part of the condensed interim consolidated financial statements.

NOTE 1 - BASIS OF PRESENTATION

         The unaudited condensed interim consolidated financial statements as of March 31, 2006 and for the three months then ended ("interim financial statements") of Mondi Business Paper Hadera Ltd. ("the Company") and subsidiaries should be read in conjunction with the audited consolidated financial statements of the Company and subsidiaries as of December 31, 2005 and for the year then ended, including the notes thereto.

         In the opinion of management, the interim financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations as of March 31, 2006 and for the interim period presented. The results of operations for the interim period are not necessarily indicative of the results to be expected on a full-year basis.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         A. GENERAL

            (1) The significant accounting policies applied in the interim consolidated financial statements are consistent with those applied in the audited consolidated financial statements as of December 31, 2005 and for the year then ended, except for the initial application of Accounting Standard No. 22, "Financial
                  Instruments: Disclosure and Presentation" and Accounting Standard No. 25, "Revenues". The affect of initially applying these standards on the Company's financial position and results of operations is not material

            (2) For the affect of initial application of Accounting Standard No. 20 (Revised) "Accounting Treatment of Goodwill and Other Intangibles upon the Acquisition of an Investee ", see 2 B below.

            (3) The interim financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP") in Israel, in a condensed format in accordance with GAAP applicable to the preparation of interim period financial statements, including those under Standard No. 14, "Interim Financial Reporting" and in accordance with Paragraph D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

         B. APPLICATION OF STANDARD NO. 20 (REVISED) - "ACCOUNTING TREATMENT OF GOODWILL AND OTHER INTANGIBLES UPON THE ACQUISITION OF AN INVESTEE"

            In March 2006 the Israeli Accounting Standards Board ("the Board") published Standard No. 20 (Revised) "Accounting Treatment of Goodwill and Other Intangibles upon the Acquisition of an Investee", which applies to financial statements for periods commencing January 1, 2006 ("the Effective Date") or thereafter.

            According to the Standard, the excess of acquisition cost of an investment in an investee over the holding company's share in the fair value of the investee's identifiable assets, including intangibles, net of the fair value of identifiable liabilities (after tax allocation) at acquisition date, constitutes goodwill. Intangible asset will be recognized only if it satisfies the criteria established in this standard.

         B. APPLICATION OF STANDARD NO. 20 (REVISED) - "ACCOUNTING TREATMENT OF GOODWILL AND OTHER INTANGIBLES UPON THE ACQUISITION OF AN INVESTEE" (cont.)

            Goodwill acquired in a business combination shall not be amortized but rather will be examined for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired.

            The standard distinguishes between intangible assets, which have defined useful lives and those that do not, stating that the former should be amortized while the latter should not, while rather examined for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired.

            Comparative figures for periods ended prior to the Effective Date should not be restated and goodwill presented in the balance sheet as of December 31, 2005 will no longer be amortized, including goodwill presented in the investment account of an affiliate.

            As a result of the application of the standard, the Company ceased amortizing the goodwill, whose balance as of January 1, 2006 is NIS 3,177 thousands. The amortization of goodwill recorded in the year ended December 31, 2005 and in the three months ended March 31, 2005 is NIS 623 thousands and NIS 156 thousands, respectively.

         C. Following are the changes in the representative exchange rates of the Euro and the U.S. dollar vis-a-vis the NIS and in the Israeli Consumer Price Index ("CPI"):

                                                              Representative        Representative
                                                               exchange rate         exchange rate              CPI
                                                                 of the Euro         of the dollar       "in respect of"
             As of:                                           (NIS per (euro)1)       (NIS per $1)          (in points)
                                                           ---------------------   ------------------    ------------------
             March 31, 2006                                        5.662                   4.665                186.12
             March 31, 2005                                        5.649                   4.361                179.66
             December 31, 2005                                     5.446                   4.603                185.05

             Increase (decrease) during the:                         %                        %                    %
                                                           -----------------------   ------------------    --------------------
             Three months ended March 31, 2006                      4.0                     1.3                  0.6
             Three months ended March 31, 2005                     (3.9)                    1.2                 (0.6)
             Year ended December 31, 2005                          (7.3)                    6.8                  2.4

                                                                       EXHIBIT 5

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES

                    UNAUDITED CONDENSED INTERIM CONSOLIDATED

                              FINANCIAL STATEMENTS

                              AS OF MARCH 31, 2006

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES

                    UNAUDITED CONDENSED INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS
                              AS OF MARCH 31, 2006


                                TABLE OF CONTENTS
                                -----------------

                                                                    Page
                                                                    ----

             Accountants' Review Report                               1

             Condensed Financial Statements:
                 Balance Sheets                                       2

                 Statements of Operations                             3

                 Statements of Changes in Shareholders' Equity        4

                 Statements of Cash Flows                            5-6

                 Notes to the Financial Statements                   7-8

The Board of Directors of
                                           Hogla-Kimberly Ltd.
                                           -------------------------------------

           RE:  REVIEW OF UNAUDITED CONDENSED INTERIM CONSOLIDATED
                FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2006
                --------------------------------------------------------------

Gentlemen:

At your request, we have reviewed the condensed interim  consolidated  financial
statements  ("interim  financial   statements")  of  Hogla-Kimberly  Ltd.  ("the
Company") and its subsidiaries, as follows:


          -    Balance sheet as of March 31, 2006.

          - Statement of operations for the three months ended March 31, 2006.

          - Statement of changes in shareholders' equity for the three months ended March 31, 2006.

          - Statement of cash flows for the three months ended March 31, 2006.


Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel. The procedures included, inter alia, reading the aforementioned interim financial statements, reading the minutes of the shareholders' meetings and meetings of the board of directors and its committees, and making inquiries with the persons responsible for financial and accounting affairs.

Since the review that was performed is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the aforementioned interim financial statements.

In performing our review, nothing came to our attention, which indicates that material adjustments are required to the aforementioned interim financial statements for them to be deemed financial statements prepared in conformity with generally accepted accounting principles in Israel and in accordance with the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.




Brightman Almagor & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Tel Aviv, May 8, 2006

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
                  CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
                      (NIS in thousands; Reported Amounts)

                                                                             March 31,                         December 31,
                                                                  -------------------------------              ------------
                                                                  2 0 0 6                 2 0 0 5                 2 0 0 5
                                                                  -------                 -------              ------------
                                                                          (Unaudited)
                                                                  -------------------------------
Current Assets
    Cash and cash equivalents                                      20,035                 122,904                  35,551
    Trade receivables                                             281,723                 220,288                 257,899
    Other receivables                                              59,271                  36,191                  59,805
    Inventories                                                   174,311                 125,112                 148,077
                                                                  -------                 -------                 -------
                                                                  535,340                 504,495                 501,332
                                                                  -------                 -------                 -------
Long-Term Investments
    Long-term bank deposits                                             -                  69,776                       -
    Capital note of shareholder                                    32,770                  32,770                  32,770
                                                                  -------                 -------                 -------
                                                                   32,770                 102,546                  32,770
                                                                  -------                 -------                 -------
Fixed Assets
    Cost                                                          551,197                 509,763                 542,377
    Less - accumulated depreciation                               241,157                 226,759                 235,144
                                                                  -------                 -------                 -------
                                                                  310,040                 283,004                 307,233
                                                                  -------                 -------                 -------
Other Assets
    Goodwill                                                       25,070                  25,503                  24,737
    Deferred taxes                                                 30,920                  19,079                  26,559
                                                                  -------                 -------                 -------
                                                                   55,990                  44,582                  51,296
                                                                  -------                 -------                 -------
                                                                  934,140                 934,627                 892,631
                                                                  =======                 =======                 =======

Current Liabilities
    Short-term bank credit                                        109,315                       -                  66,559
    Current maturities of long-term bank loans                          -                  73,941                  20,714
    Trade payables                                                212,432                 196,677                 215,772
    Other payables and accrued expenses                            65,762                  43,164                  51,920
                                                                  -------                 -------                 -------
                                                                  387,509                 313,782                 354,965
                                                                  -------                 -------                 -------
Long-Term Liabilities
    Long-term bank loans                                                -                  78,497                       -
    Deferred taxes                                                 39,093                  38,630                  38,566
                                                                  -------                 -------                 -------
                                                                   39,093                 117,127                  38,566
                                                                  -------                 -------                 -------

Minority Interest                                                  59,708                  55,173                  58,916
                                                                  -------                 -------                 -------

Shareholders' Equity
    Share capital                                                  29,038                  29,038                  29,038
    Capital reserves                                              180,414                 180,414                 180,414
    Translation adjustments relating to
       foreign held autonomous Subsidiary                           1,884                   (897)                     618
    Retained earnings                                             236,494                 196,380                 230,114
    Dividend declared after balance sheet date                          -                  43,610                       -
                                                                  -------                 -------                 -------
                                                                  447,830                 448,545                 440,184
                                                                  -------                 -------                 -------
                                                                  934,140                 934,627                 892,631
                                                                  =======                 =======                 =======

-------------------------  -----------------------------  ----------------------
         T. Davis                   O. Argov                     A. Schor
Chairman of the Board       Chief Financial Officer      Chief Executive Officer
      of Directors
       Chief Executive Officer

Approval date of the interim financial statements: May 8, 2006.
The  accompanying   notes  are  an  integral  part  of  the  condensed   interim
consolidated financial statements.

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
             CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
           (NIS in thousands; except per share data Reported Amounts)

                                                                            Three months ended                   Year ended
                                                                                 March 31,                       December 31,
                                                                     --------------------------------            ------------
                                                                      2 0 0 6                2 0 0 5               2 0 0 5
                                                                     ---------              ---------            ------------
                                                                                (unaudited)
                                                                     --------------------------------
Net sales                                                              309,825                274,147             1,145,981

Cost of sales                                                          210,503                199,834               820,715
                                                                     ---------              ---------             ---------

    Gross profit                                                        99,322                 74,313               325,266

Selling expenses                                                        66,827                 49,372               202,683

General and administrative expenses                                     12,582                 10,236                56,283
                                                                     ---------              ---------             ---------

    Operating profit                                                    19,913                 14,705                66,300

Financing income (expenses), net                                       (3,477)                  (828)                   752

Other income, net                                                          748                      -                   176
                                                                     ---------              ---------             ---------

    Income before income taxes                                          17,184                 13,877                67,228

Income taxes                                                             9,924                  3,663                19,527
                                                                     ---------              ---------             ---------

    Income after income taxes                                            7,260                 10,214                47,701

Minority interest in earnings of Subsidiary                              (880)                  (681)               (4,425)
                                                                     ---------              ---------             ---------

    Net income for the period                                            6,380                  9,533                43,276
                                                                     =========              =========             =========

Basic earnings per ordinary share

     Earnings per share (in NIS)                                          0.75                   1.12                  5.08
                                                                     =========              =========             =========

     Number of shares used in computation                            8,513,473              8,513,473             8,513,473
                                                                     =========              =========             =========

The  accompanying   notes  are  an  integral  part  of  the  condensed   interim
consolidated financial statements.

                               HOGLA-KIMBERLY LTD.
         CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                      (NIS in thousands; Reported Amounts)

                                                                       Translation               Dividend
                                                                       adjustments               declared
                                                                       relating to                 after
                                                                       foreign held               balance
                                            Share        Capital        autonomous   Retained      sheet
                                           capital      reserves        Subsidiary   earnings       date          Total
                                            ------       -------         ---------    -------     --------       -------
Three months ended
   March 31, 2006 (unaudited)

Balance - January 1, 2006                   29,038       180,414            618       230,114            -       440,184
Translation adjustments
   relating to foreign held
   autonomous Subsidiary                                                  1,266                                    1,266
Net income for the period                                                               6,380                      6,380
                                            ------       -------         ------       -------     --------       -------
   Balance - March 31, 2006                 29,038       180,414          1,884       236,494            -       447,830
                                            ======       =======         ======       =======     ========       =======


Three months ended
   March 31, 2005 (unaudited)

Balance - January 1, 2005                   29,038       180,414         (3,377)      230,457            -       436,532
Translation adjustments
   relating to foreign held
   autonomous Subsidiary                                                  2,480                                    2,480
Dividend declared after
balance sheet date                                                                    (43,610)      43,610            -
Net income for the period                                                               9,533                      9,533
                                            ------       -------         ------       -------     --------       -------
   Balance - March 31, 2005                 29,038       180,414           (897)      196,380       43,610       448,545
                                            ======       =======         ======       =======     ========       =======


Year ended December 31, 2005

Balance - January 1, 2005                   29,038       180,414         (3,377)      230,457            -       436,532
Translation adjustments
     relating to foreign held
     autonomous Subsidiary                                                3,995                                    3,995
Dividend paid                                                                         (43,619)                   (43,619)
Net income for the year                                                                43,276                     43,276
                                            ------       -------         ------       -------     --------       -------
    Balance - December 31, 2005             29,038       180,414            618       230,114            -       440,184
                                            ======       =======         ======       =======     ========       =======

      The accompanying notes are an integral part of the condensed interim consolidated financial statements.

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
             CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (NIS in thousands; Reported Amounts)

                                                                    Three months ended                  Year ended
                                                                          March 31,                     December 31,
                                                               -----------------------------            -----------
                                                               2 0 0 6              2 0 0 5               2 0 0 5
                                                               --------             --------            -----------
                                                                         (unaudited)
                                                               -----------------------------
Cash flows - operating activities
   Net income for the period                                      6,380                9,533               43,276
   Adjustments to reconcile net income to net cash
     provided by operating activities (Appendix A)              (36,090)                 (25)             (37,622)
                                                               --------             --------             --------
   Net cash provided by
     (used in) operating activities                             (29,710)               9,508                5,654
                                                               --------             --------             --------

Cash flows - investing activities
   Withdrawal of long-term bank deposits                              -                    -               73,648
   Acquisition of fixed assets                                   (7,603)              (6,150)             (44,634)
   Proceeds from sale of fixed assets                               174                    -                  293
                                                               --------             --------             --------
   Net cash provided by
     (used in) investing activities                              (7,429)              (6,150)              29,307
                                                               --------             --------             --------

Cash flows - financing activities
   Dividend paid                                                      -                                   (43,619)
   Long-term loan received                                            -                3,056                    -
   Repayment of long-term loan                                  (20,714)              (3,056)             (94,437)
   Short-term bank credit                                        41,797                    -               21,475
                                                               --------             --------             --------
   Net cash provided by
     (used in) financing activities                              21,083                    -             (116,581)
                                                               --------             --------             --------

Translation adjustments of cash and
   cash equivalents and operations of
   foreign held autonomous Subsidiary                               540                2,182                 (193)
                                                               --------             --------             --------


   Increase (decrease) in cash and cash equivalents             (15,516)               5,540              (81,813)
Cash and cash equivalents - beginning of period                  35,551              117,364              117,364
                                                               --------             --------             --------
Cash and cash equivalents - end of period                        20,035              122,904               35,551
                                                               ========             ========             ========

      The accompanying notes are an integral part of the condensed interim consolidated financial statements.

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
      APPENDICES TO CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (NIS in thousands; Reported Amounts )

                                                                     Three months ended                 Year ended
                                                                           March 31,                   December 31,
                                                                ----------------------------           ------------
                                                                2 0 0 6              2 0 0 5              2 0 0 5
                                                                -------              -------           ------------
                                                                          (unaudited)
                                                                ----------------------------
A.      Adjustments  to reconcile  net income to
        net cash  provided by operating activities

      Income and expenses not involving
        cash flows:
        Minority interest in earnings of Subsidiary                 880                  681                4,425
        Depreciation and amortization                             6,125                6,109               25,162
        Deferred taxes, net                                      (3,123)              (2,499)             (12,740)
        Gain from sale of fixed assets                             (159)                   -                 (293)
        Effect of exchange rate differences, net                   (137)                  71                   20

      Changes in assets and liabilities:
        Increase in trade receivables                           (23,533)              (6,043)             (41,401)
        Decrease (increase)  in other receivables                   631                 (424)             (18,974)
        Decrease (increase) in inventories                      (25,736)              18,411               (2,357)
        Increase (decrease) in trade payables                    (2,850)             (18,882)               6,167
        Net change in balances with related parties              (2,059)              (1,915)             (10,515)
        Increase in other payables
           and accrued expenses                                  13,871                4,466               12,885
                                                                -------              -------              -------
                                                                (36,090)                 (25)             (37,622)
                                                                =======              =======              =======

B.     Non-cash activities

      Acquisition of fixed assets on credit                       8,141                2,996               37,617
                                                                =======              =======              =======

      The accompanying notes are an integral part of the condensed interim consolidated financial statements.

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2006

NOTE 1 - BASIS OF PRESENTATION

         The unaudited condensed interim consolidated financial statements as of March 31, 2006 and for the three months then ended ("interim financial statements") of Hogla-Kimberly Ltd. ("the Company") and subsidiaries should be read in conjunction with the audited consolidated financial statements of the Company and subsidiaries as of December 31, 2005 and for the year then ended, including the notes thereto. In the opinion of management, the interim financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations as of March 31, 2006 and for the interim period presented. The results of operations for the interim period are not necessarily indicative of the results to be expected on a full-year basis.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         A.       GENERAL

            (1) The significant accounting policies applied in the interim consolidated financial statements are consistent with those applied in the audited consolidated financial statements as of December 31, 2005 and for the year then ended, except for the initial application of Accounting Standard No. 21, "Earnings Per Share", Accounting Standard No. 22, "Financial
                  Instruments: Disclosure and Presentation" and Accounting Standard No. 25, "Revenues". The affect of initially applying these standards on the Company's financial position and results of operations is not material.

            (2) For the affect of initial application of Accounting Standard No. 20 (Revised) "Accounting Treatment of Goodwill and Other Intangibles upon the Acquisition of an Investee", - See 2 B below.

            (3) The interim financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP") in Israel, in a condensed format in accordance with GAAP applicable to the preparation of interim period financial statements, including those under Standard No. 14, "Interim Financial Reporting" and in accordance with Paragraph D of the Israeli Securities Regulations (Periodic and Immediate Financial Statements), 1970.

         B. APPLICATION OF STANDARD NO.20 - "ACCOUNTING TREATMENT OF GOODWILL AND OTHER INTANGIBLES UPON THE ACQUISITION OF AN INVESTEE"

                  In March 2006 the Israeli Accounting Standards Board ("the Board") published Standard No.20 (revised) "Accounting Treatment of Goodwill and Other Intangibles upon the Acquisition of an Investee", which applies to financial statements for periods commencing January 1, 2006 ("the Effective Date") or thereafter.

                  According to the standard, the excess of acquisition cost of an investment in an investee over the holding company's share in the fair value of the investee's identifiable assets, including intangibles, net of the fair value of identifiable liabilities (after tax allocation) at acquisition date, constitutes goodwill. Intangible asset will be recognized only if it satisfies the criteria established in this standard.

              B. Application of Standard No. 20 (Revised) - "Accounting Treatment of Goodwill and Other Intangibles upon the Acquisition of an Investee" (cont.)

                     Goodwill acquired in a business combination shall not be amortized but rather will be examined for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired.

                     The Standard distinguishes between intangible assets, which have defined useful lives and those that do not, stating that the former should be amortized while the latter should not, but rather examined for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired.

                     Comparative figures for periods ended prior to the Effective Date should not be restated and goodwill presented in the balance sheet as of December 31, 2005 will no longer be amortized, including the one presented in the investment account of an affiliate.

                     As a result of the initial application of this Standard the Company ceased amortizing the goodwill associated with its investment in KCTR, the net balance of which as of January 1, 2006 is NIS 24,737 thousand. The amortization of goodwill recorded in the year ended December 31, 2005 and in the three months ended March 31, 2005 is NIS 2,850 thousands and NIS 693 thousands, respectively.

              C. During the reporting period, the representative exchange rate of the US Dollar vis-a-vis the NIS and the exchange rate of the Turkish Lira vis-a-vis the NIS increased by 1.3% and 1.7%, respectively, while the Israeli Consumer Price Index increased by 0.6%.

NOTE 3 - SUPLEMENTAL DATA

               A. Following a tax assessment of the company's tax return, performed by the tax authorities in respect of tax-years 2003 and 2002, the company recorded additional provision for tax expenses, which, according to management assessment, reflects the increase in the tax expenses in respect of prior years.

               B. The Company has provided additional guarantee securing loans in the amount of NIS 21,083 thousands, provided by banks to a Subsidiary in Turkey in the three-month ended March 31, 2006.